Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol - ARZ
American Stock Exchange - Ticker Symbol - AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 5 - 2007

FEBRUARY 26, 2007
FOR IMMEDIATE RELEASE

GOLD SEEN IN TILL SAMPLE RETURNS 100 GRAMS OF GOLD PER TONNE AT AURIZON’S KIPAWA PROJECT

Aurizon Mines Ltd.(TSX:ARZ; AMEX:AZK) is pleased to report results from the follow up till sampling program at its 100 percent owned Kipawa Gold-Uranium project located in north-western Quebec, Canada.

A follow up till sampling program was performed last fall with the objective of defining the four gold dispersion trains previously reported (News Release dated September 12, 2006).  The high gold assays obtained in the first phase program have been confirmed and extended over the previously identified trends.

Results have been received on 125 heavy mineral concentrate samples.  Thirty four (34) samples, or 27% returned grades over 0.1 grams of gold per tonne.  Gold grains were identified in two till samples during the separation process, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

“Exploration results at Kipawa continue to exceed all expectations” said Martin Demers, Principal Exploration Geologist “The gold exploration currently being performed by Aurizon is probably the first extensive field program in this area and the presence of fine native gold grains seen in till samples together with the associated high gold assays is very positive for the project.” he added.

Kipawa Summary

The Kipawa area is located approximately 100 kilometres south of Rouyn-Noranda, Quebec and 100 kilometres northwest of North Bay, Ontario along the provincial border, halfway between the Elliot Lake uranium camp and the Abitibi gold belt, within the Grenville Front.  The project is accessible via logging roads.

The Kipawa gold-uranium project was acquired on the basis of a Government regional stream sediment survey, which identified 0.01-0.02 grams of gold per tonne anomalies in the area.  As a result of the encouraging results obtained from the first phase exploration program, Aurizon has now increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

A 100 metre spacing airborne magnetic and electromagnetic survey is underway in order to better define drill targets, which will be followed by overburden drilling in the second quarter of 2007.

Quality Control

Till samples were collected by Services Technominex of Bellecombe, Quebec, under the supervision of
Remi Charbonneau, PhD. P.Geo., a glacial till specialist.  Samples were processed for heavy mineral concentrates on Wilfley table under the supervision of Robert Gagnon, P.Geo.  Gold assays were performed by ALS Chemex by ICP-MS (Inductively Coupled Plasma-Mass Spectroscopy) after aqua regia digestion on
50 gram samples.  Laboratory quality control procedures included 10% duplicates, standard material and solution insertion on each batch proceeded.

As ICP-MS is usually an efficient method for assays below 0.1g/tAu, additional gold assays were performed on samples which returned higher grade.  Re-assay of higher grades can provide a large variance, as this method can not return values greater than 100 grams per tonne.  In addition the laboratory could not provide assays for 15 samples as there was not sufficient till material to proceed with appropriate quality control.  All those samples are located within the northeast trend and are reported as NSS.

Aurizon Mines Ltd. – News Release
Gold Seen in Till Sample Returns 100 Grams of Gold per Tonne at Aurizon’s Kipawa Project
February 26, 2007

Till survey planning, implementation and the quality control program is supervised by Martin Demers, P. Geol., Principal Exploration Geologist for Aurizon, with the collaboration of Remi Charbonneau, P. Geol. and
Robert Gagnon, P.Geo, all appropriately qualified persons as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the Kipawa area.  All other information previously released on the Kipawa Project is also available on the Aurizon website.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the anticipated results of exploration and planned work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to risks inherent in mineral exploration, further exploration results, and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

638000E
648000E
658000E
668000E
678000E
688000E
698000E
5230000N
5220000N
5210000N
5200000N
5190000N
Aurizon claims
Gold in heavy minerals concentrate from till
≥0.9g/t Au
0.2 - <0.9g/t Au
0.0 - <0.2g/t Au
non-sufficient sample
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville front
Observed gold grains on separation table
>100.0g/t
0.9g/t
1.3g/t
2.0g/t
7.2g/t
8.3g/t
1.1g/t
1.9g/t
5.3g/t
See Detailed Sketch
0
5km
Detailed Sketch
Before (stage I-II)
After (stage III)
693000E
698000E
5205000N
5200000N
1.3g/t
2.0g/t
0.9g/t
>100.0g/t
8.3g/t
0
1km
AURIZON MINES LTD.
KIPAWA Project (Quebec)
GOLD-URANIUM
Gold in heavy minerals concentrate from till

KIPAWA_COMMUNIQUE_FEV.cdr

Reference: News Release Issue No. 5-2007